CROSS LAKE MINERALS LTD.

TSX: CRN

82-2636

RECEIVED
2004 APR 30 A 8:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Fax: 202-942-9624

Date:

Pages:

To: Securities & Exchange Commission

Attention:

From: Gordon Keevil

Re: News Releases

04024717

STRICTLY CONFIDENTIAL

Please deliver to addressee immediately

Please see the attached.

SUPPL

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

dlw 5/4

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141

NEWS RELEASE
CROSS LAKE MINERALS LTD.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

April 28, 2004

12(g) No. 82-2636
Symbol CRN-T

PROJECT UPDATE LP PROPERTY, REVELSTOKE, BRITISH COLUMBIA

Vancouver, British Columbia – Cross Lake Minerals Ltd. ("the Company" or "Cross Lake") is pleased to present this update of activities on the 100% owned LJ Property, located 35 km. north east of Revelstoke, British Columbia. The Company acquired the LJ Property by staking in 2000 following the discovery of a widely dispersed field of high-grade massive sulphide zinc-lead-silver boulders that have been traced up to the toe of a small remnant glacier. The analytical results, as previously released, from six of the boulders, ranging in size from 30 cm to 60 cm in diameter, are tabulated below:

2002 Rock Sampling Results:

Sample No.	Zinc (%)	Lead (%)	Silver (ppm)
203415	15.21	10.36	15.3
203416	18.00	13.11	8.7
203417	13.95	20.33	15.9
203418	14.67	11.12	9.5
203419	1.17	11.12	5.1
203420	18.00	7.70	5.2
AVERAGE	**13.50**	**12.29**	**10.0**

Over the past three years the Company has been monitoring the Property to attempt to locate the sulphide mineralization in outcrop as the glacier recedes. The summer 2003 field examination of newly exposed outcrop resulted in the discovery for the first time of sulphide mineralization in outcrop. The program was successful in following a 10 metre thick siliceous limestone unit up to the toe of the glacier where a 1 metre thick section of the host unit was exposed with semi-massive sphalerite and galena. The results, as previously released, of two parallel one-meter chip samples of this unit are tabulated below:

2003 Rock Sampling Results:

Sample #	Sample Description	Zn (%)	Pb (%)	Ag (g/t)
178170	Width=1.0m, Sph, Ga semi-mass.	11.05	1.44	2.1
178171	Width=1.0m, Sph, Ga semi-mass.	14.17	6.91	10.6

This type of mineralization and alteration is typically associated with carbonate hosted massive sulphides. Geological mapping indicates that the high priority target area, a fold nose where sulphides get remobilized and concentrate during metamorphism, is centered under the remnant glacier and is potentially the source of the massive sulphide boulders. This target will be evaluated in 2004 with an Electromagnetic and magnetic geophysical surveys and subsequent diamond drilling of any defined anomalies.

Exploration work is being conducted under the supervision of the Company's Qualified Person and Vice President, Exploration Jim Miller-Tait, P.Geo. Acme Analytical Laboratories Ltd. of Vancouver, B.C. completed all assays. The samples were analyzed by ICP Mass Spectrometer following an Aqua Regia digestion on a 15-gram split. Over limit samples were reanalyzed b ICP-ES (Atomic Emission Spectrometer) on a 1.0-gram sample.

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information, please contact:
Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

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